Exhibit 99.1

Robin Energy Announces the Sale of the M/T Wonder Mimosa for a Price of $12.8 Million with an Expected Net Gain of $6.7 Million

Limassol, Cyprus,  May 4, 2026 – Robin Energy Ltd. (NASDAQ: RBNE) (“Robin Energy” or the “Company”), an international ship-owning company providing energy transportation services globally, announces that on April 22, 2026, it entered, through a wholly-owned subsidiary, into an agreement with an unaffiliated third-party for the sale of the M/T Wonder Mimosa, a 2006-built Handysize tanker vessel, for a price of $12.8 million. The sale was completed by delivering the vessel to its new owners on April, 29, 2026.

The Company expects to record during the second quarter of 2026 a net gain of approximately $6.7 million from the sale of the M/T Wonder Mimosa, excluding any transaction-related costs.

About Robin Energy Ltd.

Robin Energy is an international ship-owning company providing energy transportation services globally. Following the above-mentioned transaction, the Company’s fleet comprises two LPG Carriers that carry petrochemical gases and refined petroleum products worldwide.

For more information, please visit the Company’s website at www.robinenergy.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to the expected net gain from the sale of the vessel. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Robin Energy Ltd.
Email:ir@robinenergy.com